                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                       SEC File Number 000-28307

                           NOTIFICATION OF LATE FILING

       (Check One): X Form 10-K and Form 10-KSB ___Form 11-K ___Form 20-F
                   ---
                   Form 10-Q and Form 10QSB ______ Form N-SAR

         For Period Ended:  April 30, 2003
                            --------------
|_|   Transition Report on Form 10-K       |_|  Transition Report on Form 10-Q
|_|   Transition Report on Form 20-F       |_|  Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   NESCO Industries, Inc.
                          ------------------------------------------------------
Former name if applicable
--------------------------------------------------------------------------------

Address of principal executive office  (Street and number)
22-09 Queens Plaza North
--------------------------------------------------------------------------------

City, state and zip code   Long Island City, NY 11101
                          ------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |    (a) The reasons described in reasonable detail in Part III of this
       |    form could not be eliminated without unreasonable effort or expense;
       |
       |    (b) The subject annual report, semi-annual report, transition report
       |    on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
X      |    thereof will be filed on or before the 15th calendar day following
       |    the prescribed due date; or the subject quarterly report or
       |    transition report on Form 10-Q, or portion thereof will be filed on
       |    or before the fifth calendar day following the prescribed due date;
       |    and
       |
       |    (c) The accountant's statement or other exhibit required by Rule
       |    12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to the matters related to the cessation of business operations of our environmental services operating unit and the limited engagement of Michael
J. Caputo as interim President, Principal Executive and Financial Officer, the registrant has been unable to timely file its annual report on Form 10-KSB for the fiscal year ended April 30, 2003. The registrant expects to file its annual report on or before the 15th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification
Vlad Tinovsky, Esq.                          215                851-8481
--------------------------------------------------------------------------------
                     (Name)              (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                          X   Yes    __ No
                                         --
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                          X   Yes   __  No
                                         --
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation: For the fiscal year ended April 30, 2003, revenues declined to $4,491,157 and the net loss available to common shareholders increased to $2,487,670, as compared with revenues of $8,829,421 and a net loss available to common shareholders of $352,838 in the prior fiscal year. NOTE: The fiscal 2003 revenues and net loss available to common shareholders presented above are preliminary in nature, and are subject to adjustment upon completion of the audit.


                             NESCO Industries, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  July 30, 2003                            By /s/ Michael J. Caputo
      -------------                               -------------------------
                                                  Name:  Michael J. Caputo
                                                  Title: President


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.